U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	December 18, 2013

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 224 rrandall@bmgmt.com	Investors Cameron Associates Kevin McGrath 1 (212) 245 4577 kevin@cameronassoc.com

GLASS LEWIS RECOMMENDS AGAINST PETER KELLOGG AND HIS ATTEMPT TO IMPROPERLY ACQUIRE CONTROL OF MFC'S BOARD

All leading proxy advisory and corporate governance firms have now recommended that shareholders vote against Peter Kellogg as a director of MFC and his proposal to take control of MFC's board

NEW YORK (December 18, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) today announced that the other leading independent proxy advisory and corporate governance firm, Glass, Lewis & Co. ("Glass Lewis"), has recommended that MFC shareholders vote "AGAINST" Peter Kellogg / IAT Reinsurance Company, Ltd.'s (the "Kellogg Group") attempt to improperly take control of the MFC board at the upcoming annual general and special meeting of MFC to be held on December 27, 2013 (the "Meeting") and to withhold their votes from the election of Peter Kellogg as a director, citing concerns, among others, regarding the Kellogg Group's "questionable behavior". Together with the previously announced recommendation of Institutional Shareholder Services Inc. ("ISS"), the two leading independent proxy advisory and corporate governance firms have now recommended that shareholders vote "AGAINST" the Kellogg Group's proposal to obtain a majority of the MFC board at the Meeting and against the election of Mr. Kellogg to the MFC board.

Glass Lewis has recommended that, among other things, MFC shareholders vote "AGAINST" the Kellogg Group's proposal to fix the number of directors at 11. Glass Lewis commented that: "we believe that the board is in the best position to determine the appropriate number of directors" and that "it appears [the Kellogg Group's] plan falls short of a comprehensive detailed plan that would warrant granting the Dissident majority control of the board."

Glass Lewis also recommended that shareholders "WITHHOLD" their votes from the majority of Peter Kellogg's nominees, and identified and raised specific concerns with some of the Kellogg Group's nominees:

"we also have some concerns regarding some of the Dissident's nominees… Our concerns regarding the Dissident and some of its nominees stem from Mr. Kellogg's and IAT's questionable behavior regarding the lack of timely required disclosure… In our view, the [MFC] board raises sufficient concerns regarding the potential services on the MFC board of Dissident nominees Mr. Kellogg, Mr.Grange and Mr. Harris… to exclude them from serving on the MFC board at this time."

Michael Smith, Chief Executive Officer of MFC, commented: "Both the ISS and Glass Lewis recommendations are completely in line with our recent proposal to the Kellogg Group. It is disappointing that the Kellogg Group continues to ignore the recommendations of ISS, Glass Lewis and the voice of other shareholders and has chosen not to respond to our proposal in any meaningful way."

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Mr. Smith addressed Peter Kellogg: "Mr. Kellogg, it is time to end this proxy contest and cease putting the Company's long term strategy and the value we have built for shareholders at risk. We urge your group to put aside your plan to take control of MFC's board and to listen to the voices of other shareholders and both leading independent governance firms, ISS and Glass Lewis, and act in the best interests of the Company."

MFC urges shareholders to carefully review MFC's communications to shareholders and Proxy Circular, which are available on SEDAR and EDGAR and on the Company's website at www.mfcindustrial.com/investor_relations, and promptly vote only their WHITE proxy well in advance of the proxy voting deadline of December 24, 2013 at 4:00 p.m. (Hong Kong time).

Regardless of the number of shares you own, we ask for your support by casting your vote today by completing and returning ONLY the WHITE proxy. If you have any questions or need assistance in casting your vote or completing your WHITE proxy, please call Mackenzie Partners Inc. within North America toll free at 1-800-322-2885, collect at (212) 929-5500, or by email at proxy@mackenziepartners.com.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations, mineral and hydrocarbon interests, which focus on metals, energy, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

To obtain further information on the company, please visit our website at www.mfcindustrial.com.

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